UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rose, Marshall
   667 Madison Avenue
   23rd Floor
   New York, NY  10021
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Units (Cash Payo|1 for 1 |01/03|A (1|V|2.25       |A  |(2)  |(2)  |Class A Comm|2.25   |$41.812|            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |5      |            |   |            |
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Stock Units (Cash Payo|1 for 1 |02/14|A (3|V|469.73     |A  |(2)  |(2)  |Class A Comm|469.73 |$38.32 |            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |04/03|A (1|V|3.26       |A  |(2)  |(2)  |Class A Comm|3.26   |$36.06 |            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |05/10|A (3|V|447.98     |A  |(2)  |(2)  |Class A Comm|447.98 |$40.18 |            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |06/05|A (3|V|35.53      |A  |(2)  |(2)  |Class A Comm|35.53  |$42.22 |            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |07/03|A (1|V|3.27       |A  |(2)  |(2)  |Class A Comm|3.27   |$43.45 |            |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |07/26|A (3|V|74.07      |A  |(2)  |(2)  |Class A Comm|74.07  |$40.50 |2,916.84    |D  |            |
ut)                   |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents reinvestment of dividend equivalents on outstanding Stock
Units.
2. The Stock Units will be paid out in cash as of the first January 1 after the last date of the Reporting Person's service as a director of the Company.
3. Reflects grant of stock units in lieu of cash for annual retainer and/or meeting fees.
SIGNATURE OF REPORTING PERSON
Marshall Rose
DATE
08/06/2001